July 11, 2013

VIA EDGAR

Ms. Sheila Stout
United States Securities and Exchange Commission
Washington, D.C.

RE:	Sarbanes-Oxley Review of the Annual Report to Shareholders for Nicholas Fund, Inc. (the “Fund”) Registration Nos. 002-30447/811-01728

Ms. Stout,

This letter is being filed via EDGAR as Correspondence in response to your verbal comment on the Fund’s Annual Report for the period ended March 31, 2013 received on July 1, 2013. We appreciate your assistance in this matter. Your comment as we understood it is detailed below with our response immediately following. The modification will be made for financial statement periods ending after July 1, 2013.

Comment 1

     Regarding the Fund’s investment in the affiliate, Seneca Foods Corporation - Class A; make sure all disclosures required by Regulation S-X, Rule 12-14. Investments in and Advances to Affiliates are made.

Response 1

     The Fund notes that its holding in Seneca Foods Corporation - Class A is disclosed as non-income producing in the Schedule of Investments and confirms that there was no dividend or interest from affiliates that would be required to be shown separately on the Statement of Operations. The Fund has in the past included a negative statement to this effect in a footnote regarding affiliates, and while this was omitted for the Annual Report for the period ended March 31, 2013, the Fund will resume this type of disclosure in instances when there is no income. In instances where there is income from affiliates, the Fund will continue to summarize the income from affiliates on the Statement of Operations and detail the income by security in the Footnotes.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)

The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)

The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)

The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have questions regarding this issue, please call so we can further discuss your concerns.

Very truly yours,

/s/ Jeffrey T. May
Senior Vice President, Secretary and Treasurer

Cc: Jason T. Thompson